News Release

For immediate release

Gildan Activewear Announces Record Results for Fourth Quarter of Fiscal Year and Initiates Sales and Earnings Guidance for Fiscal 2014
– Fourth Quarter Adjusted EPS of U.S. $0.83 at High End of Prior Guidance –
– Adjusted EPS Guidance for Fiscal 2014 Initiated at U.S. $3.00-$3.10 –
– Announcement of Further New Branded Retail Programs and Brand License –
– Capital Expenditures of U.S. $300-$350 Million Projected for Fiscal 2014, Including New Yarn-Spinning Facilities and Initial Investment in New Textile Facility –
– Capital Investments in Major Cost Reduction Projects Expected to Generate Savings Starting in Fiscal 2015 –
– 20% Increase in Quarterly Dividend –

Montréal, Thursday, November 21, 2013 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its results for its fourth fiscal quarter and full fiscal year ended September 29, 2013. Adjusted net earnings of U.S. $0.83 per share were a record for the fourth quarter of a fiscal year and at the high end of the guidance range which the Company had provided on August 1, 2013. The Company also provided initial guidance for fiscal 2014 adjusted EPS of U.S. $3.00-$3.10, on projected sales revenues of approximately U.S. $2.35 billion, and is projecting capital expenditures of U.S. $300-$350 million in fiscal 2014. The Company was pleased to announce a 20% increase in the amount of its quarterly dividend.

Fourth Quarter Results

Net earnings were U.S. $96.8 million or U.S. $0.79 per share on a diluted basis for the fourth fiscal quarter ended September 29, 2013, compared with net earnings of U.S. $89.0 million or U.S. $0.73 per share for the fourth quarter of fiscal 2012. Net earnings for the fourth quarter of fiscal 2013 included a U.S. $4.7 million after-tax charge for the cost of unwinding interest rate swaps, which was discussed in previous quarterly press releases, and U.S. $0.5 million after-tax restructuring and acquisition-related costs. Net earnings for the fourth quarter of fiscal 2012 included after-tax restructuring and acquisition-related costs amounting to U.S. $5.9 million. Before reflecting these items in both years, adjusted net earnings for the fourth quarter of fiscal 2013 were U.S. $102.0 million or U.S. $0.83 per share, up 7.5% and 6.4% respectively compared to adjusted net earnings of U.S. $94.9 million or U.S. $0.78 per share in the fourth quarter of the previous year.

The growth in earnings and EPS in the fourth quarter compared to last year was due to strong growth in sales revenues in both the Company’s operating segments and lower cotton costs, partially offset by higher selling, general and administrative expenses and higher income taxes. Adjusted net earnings before income taxes in the quarter increased by 12.2% compared to the fourth quarter of fiscal 2012.

Net sales in the fourth quarter amounted to U.S. $626.2 million, up 11.5% from U.S. $561.7 million in the fourth quarter of fiscal 2012. The Company had projected that net sales for the quarter would be in excess of U.S. $600 million.

Net sales for the Printwear segment amounted to U.S. $423.9 million, up 12.5% from U.S. $376.8 million in the fourth quarter of fiscal 2012. Unit sales volumes increased by 18.7% from the fourth quarter of last year due to increased shipments in the U.S. printwear market, the non-recurrence of inventory destocking which occurred in the U.S. distributor channel in the fourth quarter of fiscal 2012 and a 37% increase in international sales volumes. The positive impact on net sales of higher unit sales volumes was partially offset by lower net selling prices compared to the fourth quarter of last year.

Net sales for Branded Apparel were U.S. $202.2 million, up 9.4% from U.S. $184.8 million in the fourth quarter of last year. The growth in sales for the Branded Apparel segment was due to the impact of new Gildan® branded underwear and activewear programs for retail customers, as well as higher sock sales compared to the fourth quarter of last year, partially offset by the Company’s strategy to exit certain retailer private label programs.

The Company was pleased with the continuing strong consumer demand and resulting retailer sales of its national branded underwear program. The Company has also continued to achieve placement of new Gildan® and Gold Toe® branded programs, including the introduction of its premium Gildan PlatinumTM brand and the Gold Toe® G® brand at department stores and a major national retail chain. In addition, the Company is pleased to announce that it has obtained the worldwide license for the Mossy Oak® brand for activewear, underwear and socks.

Consolidated gross margins in the fourth quarter were 28.3%, compared to 28.5% in the fourth quarter of last year. The positive impact of lower-cost cotton and increased supply chain and manufacturing efficiencies was offset by the impact of lower net selling prices for Printwear.

SG&A expenses in the fourth quarter were U.S. $69.7 million, compared with U.S. $64.1 million in the fourth quarter of last year. The increase in SG&A expenses continued to reflect increased marketing and advertising expenses and increased variable performance-driven compensation expenses. As a percentage of sales, SG&A expenses declined slightly to 11.1% from 11.4% a year ago.

The effective income tax rate in the fourth quarter was approximately 3% compared with an income tax recovery in the fourth quarter of fiscal 2012. The increase in the income tax rate was primarily due to the improved operating income for Branded Apparel.

In the fourth quarter, the Printwear segment reported operating income of U.S. $112.0 million, up 11.2% compared to U.S. $100.7 million in the fourth quarter of fiscal 2012. The more favourable results for the Printwear segment were primarily due to the unit sales volume growth and the lower cost of cotton, partially offset by lower net selling prices. The Branded Apparel segment reported quarterly operating income of U.S. $18.1 million, up 19.7% compared with U.S. $15.1 million in the fourth quarter of fiscal 2012. The improved results for Branded Apparel were due to lower cotton costs, sales volume growth and a higher-valued branded product-mix.

During the fourth quarter of fiscal 2013, the Company generated free cash flow of U.S. $111.5 million, after capital expenditures of U.S. $74.3 million, which was utilized to repay the remaining amount of the Company’s bank indebtedness and pay the quarterly dividend. The Company ended the fourth quarter of the fiscal year with no outstanding indebtedness and U.S. $97.4 million of cash and cash equivalents.

Full Year Results

Net sales revenues for fiscal 2013 amounted to U.S. $2,184.3 million, up 12.1% from U.S. $1,948.3 million in fiscal 2012. The increase in net sales versus fiscal 2012 was due to the acquisition of Anvil, organic growth in Printwear unit sales volumes, and growth in sales of Gildan® branded activewear and underwear to retail customers. These factors were partially offset by lower net selling prices for Printwear.

Net earnings for fiscal 2013 were U.S. $320.2 million or U.S. $2.61 per share on a diluted basis, compared to U.S. $148.5 million or U.S. $1.22 per share in fiscal 2012. Adjusted net earnings before restructuring and acquisition-related costs and the fourth quarter charge for unwinding the interest rate swaps amounted to U.S. $330.3 million or U.S. $2.69 per share, compared to U.S. $157.3 million or U.S. $1.29 per share in fiscal 2012. The increase in adjusted EPS in fiscal 2013 compared to last year reflected significantly improved results in both Printwear and Branded Apparel, due to lower cotton costs, higher unit sales volumes, including the impact of the acquisition of Anvil, more favourable product-mix and lower financial expenses, partially offset by lower Printwear net selling prices, increased SG&A expenses, and higher income taxes.

The Company generated free cash flow of U.S. $263.1 million in fiscal 2013, which exceeded the Company’s most recent guidance of approximately U.S. $225 million. Capital expenditures for the full year amounted to U.S. $167 million compared to the most recent projection of approximately U.S. $175 million.

Outlook

The Company is initiating its guidance for fiscal 2014 with projected net sales revenues of approximately U.S. $2.35 billion, compared with U.S. $2.184 billion in fiscal 2013, and projected adjusted EPS of U.S. $3.00-$3.10, up 11.5%-15.2% from U.S. $2.69 in fiscal 2013. Net sales revenues for Printwear are projected to be slightly in excess of U.S. $1.5 billion, compared to U.S. $1.469 billion in fiscal 2013. Net sales revenues for Branded Apparel are expected to be in excess of U.S. $825 million, up in excess of 15% compared to U.S. $716 million in fiscal 2013. The Company’s guidance assumes no material change in the current economic environment, including the continuation of current soft retail market conditions.

The projected growth in consolidated EPS in fiscal 2014 is due to higher unit sales volumes in both Printwear and Branded Apparel and increased manufacturing cost efficiencies, partially offset by lower net selling prices for Printwear, inflationary cost increases and higher income tax expense. SG&A expenses are projected to decline as a percentage of sales to approximately 12%, compared to 12.9% in fiscal 2013. The income tax rate for fiscal 2014 is projected to be approximately 5.5%.

The average cost of cotton in fiscal 2014 is currently expected to be comparable to the average cost for fiscal 2013. However, results in the first half of the year are expected to be impacted by sequentially higher cotton costs, compared to the fourth quarter of fiscal 2013. The increased cotton costs are not currently projected to be passed through into higher net selling prices as cotton costs have recently declined significantly from these levels. The decline in cotton costs is expected to benefit results primarily in the fourth quarter of fiscal 2014. Adjusted EPS in the first quarter, which is seasonally the lowest sales quarter in the fiscal year in Printwear, is projected to be U.S. $0.33-$0.35, on projected sales revenues of approximately U.S. $450 million.

For the full fiscal year, the impact of assumed lower average net selling prices in Printwear in fiscal 2014, compared to the average pricing in fiscal 2013, is expected to partially offset the benefit of projected unit volume growth of approximately 5% in Printwear, including approximately 20% growth in target international markets and the introduction of new high-value products.

Strong growth in sales and earnings is projected for Branded Apparel in fiscal 2014 due to volume growth as a result of new branded programs, increased retail shelf-space and increased sales to global lifestyle brands, partially offset by the discontinuation of a private label underwear program. The Company is continuing to achieve success in increasing the retail distribution of its branded programs, based on its brand value proposition to consumers combining superior product quality features with lower prices. Operating margins for Branded Apparel are also projected to continue to increase in fiscal 2014, as the Company leverages the SG&A investment in this business with volume growth. Plans for fiscal 2014 include the continuation of significant investments in marketing and advertising in support of the Gildan® and Gold Toe® brands as in fiscal 2013.

The Company is projecting U.S. $300-$350 million in capital expenditures in fiscal 2014, including approximately U.S. $150 million for its previously announced investments in yarn-spinning, as well as expenditures for the continuing ramp-up of Rio Nance I, the initial investment in a new textile manufacturing facility, the modernization of the former Anvil manufacturing facility in Honduras, a new sewing facility in the Dominican Republic, further investments in energy saving projects, and the new distribution centre in Honduras. These major capital investments are expected to provide new production capacity to support the Company’s sales growth opportunities in all of its target markets. In addition, they are anticipated to further reinforce its position as a global low-cost producer by generating significant manufacturing cost reductions in fiscal 2015-2017 and further differentiate the Company’s branded product offering in both Printwear and Branded Apparel. The Company is projecting that the capital investment projects which it is currently undertaking will generate approximately U.S. $100 million of cost savings net of depreciation expense by fiscal 2017, which are expected to phase in gradually during fiscal 2015-2017.

The Company is currently evaluating two potential locations in Central America for its planned new textile facility. A decision is expected to be finalized in the second fiscal quarter. The investment in the new facility is expected to begin early in the second half of fiscal 2014 and it is projected to be built and ramped up in fiscal 2015 and 2016.

The Company is continuing to expand its production capacity because it believes that it is well positioned to build on its competitive strengths in order to achieve continuing sales and earnings growth in Printwear in both the U.S. and international markets, and to continue to achieve new branded programs in Branded Apparel. In addition, results for both of its operating segments are expected to benefit starting in fiscal 2015 from the Company’s continuing major capital investments in its vertically-integrated manufacturing which are being undertaken in fiscal 2013 and 2014.

The Company is continuing to seek acquisition opportunities which would complement its organic growth, and provide attractive returns on investment in excess of its risk-adjusted cost of capital. The Company is well positioned to finance further acquisitions as it ended fiscal 2013 with no outstanding indebtedness and expects to generate free cash flow of U.S. $50-$100 million in fiscal 2014, after capital investments and increased working capital to support the Company’s ongoing sales growth initiatives.

Increase in Quarterly Dividend

Although the Company is continuing to focus on pursuing its growth strategies, as a result of the Company’s continuing positive outlook for earnings growth and free cash flow generation the Board of Directors has approved a 20% increase in the amount of the current quarterly dividend and has declared a cash dividend of U.S. $0.108 per share, payable on January 6, 2014 to shareholders of record on December 12, 2013. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data

As of October 31, 2013, there were 121,918,353 common shares issued and outstanding along with 1,211,293 stock options and 772,206 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM ET. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 35967506, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting today at 11:00 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering passcode 35967506#, until Saturday, December 21, 2013 at midnight, or by sound webcast on Gildan's website for 30 days following the live webcast.

The Company expects to file its 2013 Management’s Discussion and Analysis and its 2013 audited Consolidated Financial Statements with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission during the week of November 25, 2013.

About Gildan

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, socks and underwear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as under licensing arrangements for the Under Armour® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, where Gildan® is the industry-leading brand, and the Company is increasing its penetration in international printwear markets. The Company is also one of the largest suppliers of branded athletic, casual and dress socks for a broad spectrum of retailers in the U.S. In addition to socks, the Company is developing Gildan® as a consumer brand for underwear and activewear.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America and the Caribbean Basin to efficiently service the replenishment needs of its customers in the printwear and retail markets. Gildan has over 34,000 employees worldwide and is committed to industry-leading labour and environmental practices in all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to net sales, unit volume growth, net selling prices, product-mix, cotton costs, manufacturing efficiencies, capital expenditures, manufacturing cost savings from capital investments, selling, general and administrative expenses, operating margins, income tax rate, earnings per share, free cash flow, the economic environment, inflation, and retail market conditions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial Risk Management”, “Critical Accounting Estimates and Judgments” and “Risks and Uncertainties” sections in our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;

•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and
•	the adverse impact of any current or future legal and regulatory actions.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness (cash in excess of total indebtedness). These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

EBITDA

EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs as well as the equity earnings in investment in joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.
(in U.S.$ millions)	Q4 2013	Q4 2012	YTD 2013	YTD 2012
Net earnings	96.8	89.0	320.2	148.5
Restructuring and acquisition-related costs	1.1	9.4	8.8	15.0
Depreciation and amortization	24.7	25.9	95.3	94.6
Financial expenses, net	6.7	3.1	12.0	11.6
Income tax expense (recovery)	2.7	(4.7)	10.5	(4.3)
Equity earnings in investment in joint venture	-	(0.8)	-	(0.6)
EBITDA	132.0	121.9	446.8	264.8
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. In fiscal 2013, adjusted net earnings also excludes the recognition of a deferred hedging loss on interest rate swaps that were unwound in the fourth quarter of fiscal 2013, as described in note 2 in the Condensed notes to the consolidated financial statements. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variations caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.
(in U.S.$ millions, except per share amounts)	Q4 2013	Q4 2012	YTD 2013	YTD 2012
Net earnings	96.8	89.0	320.2	148.5
Adjustments for:
Restructuring and acquisition-related costs	1.1	9.4	8.8	15.0
Recognition of deferred hedging loss on interest rate swaps	4.7	-	4.7	-
Income tax recovery on restructuring and acquisition-related costs	(0.6)	(3.5)	(3.4)	(6.2)
Adjusted net earnings	102.0	94.9	330.3	157.3

Basic EPS*	0.80	0.73	2.64	1.22
Diluted EPS*	0.79	0.73	2.61	1.22
Adjusted diluted EPS*	0.83	0.78	2.69	1.29
* Quarterly EPS may not add to year-to-date EPS due to rounding
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business or in business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.
(in U.S.$ millions)	Q4 2013	Q4 2012	YTD 2013	YTD 2012
Cash flows from operating activities	184.4	170.7	427.2	219.6
Cash flows used in investing activities	(72.9)	(11.8)	(172.1)	(162.0)
Adjustment for:
Business acquisitions	-	-	8.0	87.4
Free cash flow	111.5	158.9	263.1	145.0
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total indebtedness and Net indebtedness (Cash in excess of total indebtedness)

Total indebtedness is defined as the total of bank indebtedness and long-term debt (including any current portion), and net indebtedness (cash in excess of total indebtedness) is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.
	September 29,	September 30,
(in U.S.$ millions)	2013	2012
Long-term debt and total indebtedness	-	181.0
Cash and cash equivalents	(97.4)	(70.4)
(Cash in excess of total indebtedness) net indebtedness	(97.4)	110.6
Certain minor rounding variances exist between the consolidated financial statements and this summary.

-30-

CONTACTS:

Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Vice-President, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Stéphanie Gaucher, Manager, Corporate Communications Tel: (514) 343-8811 Email: sgaucher@gildan.com

Gildan Activewear Inc.
Consolidated Statements of Financial Position
(in thousands of U.S. dollars)

	September 29,	September 30,
	2013	2012
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$97,368	$70,410
Trade accounts receivable	255,018	257,595
Income taxes receivable	700	353
Inventories	595,794	553,068
Prepaid expenses and deposits	14,959	14,451
Assets held for sale	5,839	8,029
Other current assets	11,034	8,694
Total current assets	980,712	912,600

Non-current assets:
Property, plant and equipment	655,869	552,437
Intangible assets	247,537	259,981
Goodwill	150,099	143,833
Investment in joint venture	-	12,126
Deferred income taxes	1,443	4,471
Other non-current assets	7,991	10,989
Total non-current assets	1,062,939	983,837
Total assets	$2,043,651	$1,896,437

Current liabilities:
Accounts payable and accrued liabilities	$289,414	$256,442
Total current liabilities	289,414	256,442

Non-current liabilities:
Long-term debt	-	181,000
Employee benefit obligations	18,486	19,612
Provisions	16,325	13,042
Total non-current liabilities	34,811	213,654
Total liabilities	324,225	470,096

Equity:
Share capital	107,867	101,113
Contributed surplus	28,869	25,579
Retained earnings	1,583,346	1,306,724
Accumulated other comprehensive income	(656)	(7,075)
Total equity attributable to shareholders of the Company	1,719,426	1,426,341
Total liabilities and equity	$2,043,651	$1,896,437

See accompanying condensed notes to consolidated financial statements

Gildan Activewear Inc.
Consolidated Statements of Earnings and Comprehensive Income
(in thousands of U.S. dollars, except per share data)

	Three months ended		Twelve months ended
	September 29,	September 30,	September 29,	September 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)

Net sales	$626,165	$561,652	$2,184,303	$1,948,253
Cost of sales	449,253	401,457	1,550,266	1,552,128

Gross profit	176,912	160,195	634,037	396,125

Selling, general and administrative expenses	69,722	64,058	282,563	226,035
Restructuring and acquisition-related costs (note 1)	1,073	9,447	8,788	14,962

Operating income	106,117	86,690	342,686	155,128

Financial expenses, net (note 2)	6,661	3,133	12,013	11,598
Equity earnings in investment in joint venture	-	(805)	(46)	(597)

Earnings before income taxes	99,456	84,362	330,719	144,127

Income tax expense (recovery)	2,676	(4,654)	10,541	(4,337)

Net earnings	96,780	89,016	320,178	148,464

Other comprehensive income (loss), net of related
income taxes:
Cash flow hedges	3,394	(3,536)	6,419	(6,399)
Actuarial gain on employee benefit obligations	436	323	436	323
	3,830	(3,213)	6,855	(6,076)

Comprehensive income	$100,610	$85,803	$327,033	$142,388

Earnings per share:
Basic	$0.80	$0.73	$2.64	$1.22
Diluted	$0.79	$0.73	$2.61	$1.22

Weighted average number of common shares
outstanding (in thousands):
Basic	121,555	121,473	121,455	121,488
Diluted	122,929	122,322	122,708	122,068

See accompanying condensed notes to consolidated financial statements

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	September 29,	September 30,	September 29,	September 30,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)

Cash flows from (used in) operating activities:
Net earnings	$96,780	$89,016	$320,178	$148,464
Adjustments to reconcile net earnings to cash flows
from operating activities (note 3)	25,372	25,765	109,023	94,221
	122,152	114,781	429,201	242,685
Changes in non-cash working capital balances:
Trade accounts receivable	7,562	44,038	2,986	(36,660)
Income taxes	446	1,759	(392)	2,440
Inventories	4,423	102	(38,092)	77,111
Prepaid expenses and deposits	2,137	657	(1,098)	(1,828)
Other current assets	(1,772)	1,385	(1,896)	(2,368)
Accounts payable and accrued liabilities	49,462	7,931	36,447	(61,798)
Cash flows from operating activities	184,410	170,653	427,156	219,582

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(73,596)	(11,768)	(162,643)	(71,316)
Purchase of intangible assets	(726)	(289)	(4,315)	(5,439)
Business acquisitions	-	-	(8,027)	(87,373)
Proceeds on disposal of assets held for sale
and property, plant and equipment	1,469	222	2,849	600
Dividend received from investment in joint venture	-	-	-	1,509
Cash flows used in investing activities	(72,853)	(11,835)	(172,136)	(162,019)

Cash flows from (used in) financing activities:
Decrease in amounts drawn under revolving
long-term bank credit facility	(125,000)	(125,000)	(181,000)	(28,000)
Dividends paid	(10,894)	(9,124)	(43,723)	(36,615)
Proceeds from the issuance of shares	1,334	736	6,014	1,501
Share repurchases for future settlement of
non-Treasury RSUs	-	(4,312)	(9,621)	(5,990)
Cash flows used in financing activities	(134,560)	(137,700)	(228,330)	(69,104)

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	233	782	268	(74)
Net (decrease) increase in cash and cash equivalents
during the period	(22,770)	21,900	26,958	(11,615)
Cash and cash equivalents, beginning of period	120,138	48,510	70,410	82,025
Cash and cash equivalents, end of period	$97,368	$70,410	$97,368	$70,410

See accompanying condensed notes to consolidated financial statements.

Gildan Activewear Inc. – Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

For a complete set of notes to the consolidated financial statements, please refer to the filings with the various securities regulatory authorities which are expected to be available during the week of November 25, 2013. The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB).

1. Restructuring and acquisition-related costs:

	Three months ended		Twelve months ended
	September 29,	September 30,	September 29,	September 30,
	2013	2012	2013	2012

Facility closures and relocations	$1,244	$4,621	$5,852	$6,000
Business acquisitions and changes in management
structure	(171)	4,826	2,936	8,962
	$1,073	$9,447	$8,788	$14,962

Restructuring and acquisition-related costs are comprised of costs directly related to the closure of business locations or the relocation of business activities, changes in management structure, as well as transaction, exit and integration costs incurred pursuant to business acquisitions.

Costs related to facility closures and relocations for the periods presented consisted primarily of asset write-downs and employee termination benefits incurred in connection with facilities closed in prior years. In fiscal 2013, most of the $5.9 million in facility closure and relocation costs related to the integration of Anvil, including a charge of $2.5 million for costs related to the exit of an Anvil administrative office lease in fiscal 2013.

Costs related to business acquisitions and changes in management structure of $2.9 million in fiscal 2013 included a loss on business acquisition achieved in stages of $1.5 million relating to the acquisition of CanAm. In fiscal 2012, costs related to business acquisitions and changes in management structure of $9.0 million related primarily to costs incurred, net of a purchase gain on business acquisition, pursuant to the acquisition of Anvil in fiscal 2012.

Gildan Activewear Inc. – Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

2. Financial expenses, net:

	Three months ended		Twelve months ended
	September 29,	September 30,	September 29,	September 30,
	2013	2012	2013	2012

Interest expense on financial liabilities recorded
at amortized cost	$637	$1,732	$3,899	$7,315
Recognition of deferred hedging loss on interest
rate swaps (i)	4,734	-	4,734	-
Bank and other financial charges	986	983	3,674	3,676
Interest accretion on discounted provision	79	-	312	324
Foreign exchange (gain) loss	(5)	418	239	283
Derivative loss (gain) on financial instruments not
designated for hedge accounting	230	-	(845)	-
	$6,661	$3,133	$12,013	$11,598

(i)  During fiscal 2011, the Company entered into a series of interest rate swap contracts to fix the variable interest rates on the designated interest payments, to June 2016, on $125 million of the borrowings under the revolving long-term bank credit facility. Prior to October 1, 2012, the interest rate swap contracts were designated as cash flow hedges and qualified for hedge accounting. The fair value of the interest rate swap contracts as at September 30, 2012 reflected an unrealized loss of $5.8 million, which was recognized as a charge to other comprehensive income with a corresponding liability included in accounts payable and accrued liabilities. During fiscal 2013, the Company determined that it no longer met the criteria for hedge accounting and discontinued hedge accounting prospectively effective October 1, 2012. As a result, changes in the fair value of the interest rate swap contracts subsequent to October 1, 2012 were recognized immediately in net earnings under the financial expenses caption. In addition, since the designated interest payments were still expected to occur throughout the year, the cumulative loss in accumulated other comprehensive income was drawn down systematically, as a charge to net earnings under the financial expenses caption, as the interest payments occurred. During the fourth quarter of fiscal 2013, the Company concluded that the majority of the designated interest payments are no longer expected to occur, and that it was no longer economic to maintain the interest rate swaps as the borrowings under the credit facility were fully repaid at the end of fiscal 2013. Therefore, the interest rate swaps were unwound, and the corresponding deferred loss on interest rate swaps remaining in accumulated other comprehensive income of $4.7 million was recognized immediately in net earnings, under the financial expenses caption.

Gildan Activewear Inc. – Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

3. Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Twelve months ended
	September 29,	September 30,	September 29,	September 30,
	2013	2012	2013	2012

Depreciation and amortization (note 4)	$24,681	$25,910	$95,278	$94,573
Loss on business acquisition achieved in stages	-	-	1,518	-
Purchase gain on business acquisition	-	2,188	-	(6,679)
Restructuring charges related to assets held for sale
and property, plant and equipment	(652)	4,928	552	4,851
(Gain) loss on remeasurement of contingent
consideration	(1,216)	911	(950)	532
Loss on disposal of property, plant and equipment	809	1,033	1,002	1,619
Share-based compensation	2,293	1,166	8,268	4,606
Deferred income taxes	(171)	(7,602)	2,189	(10,342)
Equity earnings in investment in joint venture	-	(805)	(46)	(597)
Unrealized net loss (gain) on foreign exchange and
financial derivatives	2,991	(358)	428	160
Adjustments to financial derivatives included in other
comprehensive income, net of amounts reclassified
to net earnings	(64)	-	-	-
Other non-current assets	(2,689)	988	(2,032)	6,634
Employee benefit obligations	(1,563)	(2,586)	(467)	(1,452)
Provisions	953	(8)	3,283	316
	$25,372	$25,765	$109,023	$94,221

4. Depreciation and amortization:

	Three months ended		Twelve months ended
	September 29,	September 30,	September 29,	September 30,
	2013	2012	2013	2012

Depreciation of property, plant and equipment	$19,193	$21,124	$78,897	$80,625
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	1,603	446	(374)	(2,863)
Depreciation of property, plant and equipment
included in net earnings	20,796	21,570	78,523	77,762
Amortization of intangible assets, excluding software	3,511	4,013	15,214	15,152
Amortization of software	374	327	1,541	1,659
Depreciation and amortization included in net earnings	$24,681	$25,910	$95,278	$94,573

Depreciation and amortization expense for fiscal 2012 included an impairment charge of $6.0 million, which consisted primarily of a charge of $3.9 million related to the retirement, before the end of the previously estimated useful lives, of certain machinery and equipment in connection with the ramp-down of the Company’s Rio Nance 1 textile facility in Honduras.

Gildan Activewear Inc. – Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

5. Segment information:

	Three months ended		Twelve months ended
	September 29,	September 30,	September 29,	September 30,
	2013	2012	2013	2012

Segmented net sales:
Printwear	$423,948	$376,845	$1,468,659	$1,334,252
Branded Apparel	202,217	184,807	715,644	614,001
Total net sales	$626,165	$561,652	$2,184,303	$1,948,253

Segment operating income:
Printwear	$111,954	$100,698	$364,363	$209,426
Branded Apparel	18,069	15,089	78,444	32,827
Total segment operating income	$130,023	$115,787	$442,807	$242,253

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$130,023	$115,787	$442,807	$242,253
Amortization of intangible assets, excluding
software	(3,511)	(4,013)	(15,214)	(15,152)
Corporate expenses	(19,322)	(15,637)	(76,119)	(57,011)
Restructuring and acquisition-related costs	(1,073)	(9,447)	(8,788)	(14,962)
Financial expenses, net	(6,661)	(3,133)	(12,013)	(11,598)
Equity earnings in investment in joint venture	-	805	46	597
Earnings before income taxes	$99,456	$84,362	$330,719	$144,127